FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 6, 2006, announcing its results for the quarter ending September 31, 2006.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (Registration No. 333-12698).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 7, 2006

Gilat Reports Fourth Consecutive Quarter of Improved Financial Results in Q3 2006;

Petah Tikva, Israel, November 6, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending September 30, 2006.

Highlights for the Quarter:
—	Revenues increased to $63.8 million, representing a 30% year-over-year growth;
—	Net income increased to $2.7 million, from a net loss of $1.7 million in 3Q2005;
—	Positive cash flow of $15 million
—	Shareholders’ equity increased by $72.6 million, long term debt decreased by $71.7 million, mainly due to York’s loan conversion

Revenues for the third quarter of 2006 were $63.8 million, up from $49 million in the same period of 2005. Net income for the third quarter of 2006 was $2.7 million or $0.11 per diluted share, compared to a net loss of $1.7 million or $0.08 per diluted share in the third quarter of 2005. Non-GAAP net income (1) for the third quarter of 2006 was $3.5 million, or $0.14 per diluted share, versus a net loss of $1.7 million or $0.08 per diluted share in the same quarter of 2005. EBITDA (2) for the third quarter of 2006 was $10.0 million, increased from $4.0 million in the comparable period of 2005.

Revenues for the nine month period ended September 30, 2006 were $183.4 million, up from $153.4 million in the comparable period of 2005. Net income for the nine month period ended September 30, 2006 was $6.0 million or $0.25 per diluted share, compared to a net loss of $4.7 million or $0.21 per diluted share in the same period of 2005. Non-GAAP net income for the nine month period ended September 30, 2006 was $9.2 million, or $0.39 per diluted share, versus a net loss of $4.7 million or $0.21 per diluted share in the comparable period of 2005. EBITDA for the nine month period ended September 30, 2006 was $28.2 million, increased from $13.9 million in the comparable period of 2005.

Non-GAAP net income, earnings per share and EBITDA for the three and nine month period of 2006 exclude non cash stock option expenses in an amount of $0.7 million and $3.2 million respectively, which are not included in the comparable periods of 2005.

On September 27th ,York Capital Management exercised its option to convert all of its $70.4 million loan, plus accrued interest of approximately $1.0 million, into approximately 10.6 million ordinary shares of the Company. After the conversion, Gilat’s outstanding shares increased from roughly 23.2 million shares to approximately 33.8 million shares.

Following the transaction, York owns approximately 33 percent of Gilat’s outstanding and issued shares.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg said: “We have succeeded in achieving improvement in all our main financial parameters this quarter. We further increased our revenues, improved our operating income and enhanced our net income. During the quarter, we saw more business in emerging markets, especially in Russia, Africa, and Latin America. We are also witnessing an increase in demand for business continuity projects in the U.S. With a comprehensive product offering, a broad global customer base, and a strong financial position, I believe we are well positioned for the year ahead.

Recent Announcements

– Gilat was selected by Empresa Nicaragüense de Telecomunicaciones (Enitel) to provide a SkyEdge hub station and VSATs. Enitel will use the VSAT equipment to provide Nicaraguan and Latin American customers with Internet access, rural telephony, GSM trunking, fax and prepaid telephony.

– Gilat’s Spacenet Inc. subsidiary signed a five-year enterprise networking services contract with H-E-B, a U.S. regional supermarket chain. In addition to providing satellite connectivity to all Texas-based H-E-B retail stores, Spacenet is also providing its SmartCare™ enterprise-grade network management services.

– Teleport-Services, a Russian satellite services operator, selected a Gilat SkyEdge broadband satellite hub station and VSATs to expand an interactive distance-learning network for the Modern University for the Humanities (MUH). In addition to serving 300 sites for MUH, Teleport-Services will use the VSAT network to serve businesses and government agencies in remote regions of eastern Russia, where terrestrial connectivity options are either unavailable or unreliable. Teleport-Services’ clients will use the VSAT connectivity for Internet access, distance learning, video conferencing and other interactive data applications.

– Gilat was selected by Portugal Telecom Group (PT) to provide a SkyEdge hub and nearly 1,000 VSATs for rural connectivity and enterprise customers . PT is a global telecom operator serving Portugal, Brazil, Africa and many other important international markets. To meet Universal Service Obligation (USO) requirements, PT will deploy SkyEdge VSATs at remote community centers in southern Portugal’s Algarve region to provide citizens with rural telephony, fax and Internet access.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Safe Harbor:
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q3 2006 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2006	2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	106,403	74,929
Short-term bank deposits		3,301
Short-term restricted cash	5,017	15,844
Restricted cash held by trustees	7,519	6,638
Trade receivables (net of allowance for doubtful accounts)	34,850	33,683
Inventories	30,609	23,253
Other current assets	34,495	27,215

Total current assets	218,893	184,863

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,223	6,699
Long-term restricted cash held by trustees	15,438	13,692
Severance pay fund	9,727	8,467
Long-term trade receivables, receivables in respect of capital leases and other receivables	18,609	22,757

	49,997	51,615

PROPERTY AND EQUIPMENT, NET	123,390	124,245

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	11,012	12,254

TOTAL ASSETS	403,292	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2006	2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	-	8,172
Current maturities of long-term loans	6,735	7,712
Trade payables	26,322	24,180
Accrued expenses	20,145	22,418
Short-term advances from customer held by trustees	15,045	15,502
Other accounts payable	70,865	36,672

Total current liabilities	139,112	114,656

LONG-TERM LIABILITIES:
Accrued severance pay	10,123	8,396
Long-term advances from customer held by trustees	20,624	27,835
Long-term loans, net	22,691	29,143
Long-term convertible loan from a related party, net	-	66,602
Accrued interest related to restructured debt	3,479	3,850
Other long-term liabilities	24,201	20,657
Excess of losses over investment in affiliates	-	7
Convertible subordinated notes	16,333	16,333

Total long-term liabilities	97,451	172,823

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,514	995
Additional paid in capital	812,850	738,724
Accumulated other comprehensive income	595	16
Accumulated deficit	(648,230)	(654,237)

Total shareholders' equity	166,729	85,498

Total liabilities and shareholders' equity	403,292	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	183,354	153,437	63,786	49,029
Cost of Revenues	117,118	98,554	41,281	30,024

Gross profit	66,236	54,883	22,505	19,005

Research and development expenses:
Expenses incurred	11,282	13,039	3,938	4,139
Less - grants	1,327	2,586	704	326

	9,955	10,453	3,234	3,813

Selling, general and administrative expenses	47,103	45,193	15,614	15,625

Operating income (loss)	9,178	(763)	3,657	(433)

Financial income (expenses)	(1,554)	(1,856)	69	(857)
Other income (expenses)	5	140	(12)	(68)

Income (loss) before taxes on income	7,629	(2,479)	3,714	(1,358)

Taxes on income	1,622	2,653	1,006	374

Income (loss) after taxes on income	6,007	(5,132)	2,708	(1,732)

Equity in profits of affiliated companies	-	400	-	-

Net income (loss)	6,007	(4,732)	2,708	(1,732)

Basic net earnings (loss) per share	0.26	(0.21)	0.12	(0.08)

Diluted net earnings (loss) per share	0.25	(0.21)	0.11	(0.08)

Shares used in basic net earnings (loss) per share computation	22,940	22,401	23,417	22,502

Shares used in diluted net earnings (loss) per share computation	23,574	22,401	24,515	22,502

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENT OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Nine months ended 30-Sep-06			Three months ended 30-Sep-06
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	183,354		183,354	63,786		63,786
Cost of Revenues	117,118	(135)	116,983	41,281	(28)	41,253

Gross profit	66,236	135	66,371	22,505	28	22,533

Research and development expenses:
Expenses incurred	11,282	(118)	11,164	3,938	(25)	3,913
Less - grants	1,327		1,327	704		704

	9,955	(118)	9,837	3,234	(25)	3,209

Selling, general and administrative expenses	47,103	(2,930)	44,173	15,614	(694)	14,920

Operating income	9,178	3,183	12,361	3,657	747	4,404

Financial income (expenses)	(1,554)		(1,554)	69		69
Other income (expenses)	5		5	(12)		(12)

Income before taxes on income	7,629	3,183	10,812	3,714	747	4,461

Taxes on income	1,622		1,622	1,006		1,006

Net income	6,007	3,183	9,190	2,708	747	3,455

Basic net earnings per share	0.26		0.40	0.12		0.15

Diluted net earnings per share	0.25		0.39	0.11		0.14

Shares used in basic net earnings per share computation	22,940		22,940	23,417		23,417

Shares used in diluted net earnings per share computation	23,574		30,994	24,515		35,275

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123(R).

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	6,007	(4,732)	2,708	(1,732)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	15,791	14,652	5,579	4,445
Loss from disposal of a subsidiary	-	171	-	171
Gain from disposal of a subsidiary	(60)	(197)	-	(49)
Deferred Stock compensation relating to options	3,183	337	747	226
Amortization of fair value of change in conversion feature	504	-	164	-
Equity in profits of affiliated companies	-	(400)	-	-
Accrued severance pay, net	467	(210)	(49)	138
Interest accrued on short and long-term restricted cash	(586)	(385)	(443)	(156)
Exchange differences on long-term loans	507	(845)	30	(23)
Exchange differences on loans to employees	(240)	224	(112)	34
Capital loss from disposal of property and equipment	52	300	4	2
Deferred income taxes, net	(535)	(249)	(18)	(64)

Decrease (increase) in trade receivables	(1,128)	(16)	4,344	(1,334)
Decrease (increase) in receivables in respect of capital leases, prepaid expenses and other accounts receivable (including long-term)	(1,979)	4,192	1,997	(622)
Decrease (increase) in inventories	(15,228)	414	(4,266)	(840)
Increase (decrease) in trade payables	2,080	(2,158)	(1,833)	3,041
Decrease in accrued expenses	(1,648)	(6,446)	(1,016)	(3,030)
Increase (decrease) in other accounts payable (including long-term)	36,125	(3,080)	14,115	(2,339)
Decrease in advances from customer held
by trustees, net (including long-term)	(7,669)	(7,831)	(2,080)	(3,219)

Net cash provided by (used in) operating activities	35,643	(6,259)	19,871	(5,351)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(4,491)	(2,926)	(1,993)	(715)
Return of investment	-	388	-	-
Disposal of subsidiary	-	(181)	-	(181)
Proceeds from short-term bank deposits	3,300	-	-	-
Proceeds from disposal of property and equipment	-	8	-	-
Loans to employees - Net	272	(3,681)	18	46
Investment in restricted cash held by trustees	(3,520)	(2,245)	(1,682)	(207)
Proceeds from restricted cash held by trustees	1,479	7,921	251	811
Investment in restricted cash (including long-term)	(3,291)	(12,639)	(38)	(2,057)
Investment in other assets	(6)	(93)	-	(49)
Proceeds from restricted cash (including long-term)	14,596	7,424	2,708	4,600

Net cash provided by (used in) investing activities	8,339	(6,024)	(736)	2,248

Cash flows from financing activities:

Exercise of options, net	3,348	1,210	1,096	371
Short-term bank credit, net	(8,172)	7,277	(332)	(8)
Repayment of long-term loans	(7,936)	(7,816)	(4,801)	(5,944)

Net cash provided by (used in) financing activities	(12,760)	671	(4,037)	(5,581)

Effect of exchange rate changes on cash and cash equivalents	252	519	(16)	186

Increase (decrease) in cash and cash equivalents	31,474	(11,093)	15,082	(8,498)

Cash and cash equivalents at the beginning of the period	74,929	75,771	91,321	73,176

Cash and cash equivalents at the end of the period	106,403	64,678	106,403	64,678

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	9,178	(763)	3,657	(433)
Add:
Non-cash stock option expenses	3,183		747
Deprecation and amortization	15,791	14,652	5,579	4,445

EBITDA	28,152	13,889	9,983	4,012